ANNUAL AUDITED REPORT **FORM X-17A-5** **PART III**	05038466

XCHANGE COMMISSION
, D.C. 20549

PAGE
Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-49730

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) **AND ENDING** 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harris*direct* LLC

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2005
WASH., D.C.
213

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center – 501 Plaza II
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Smyth — (312) 461-5539
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG, LLP

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

303 East Wacker Drive		Chicago	IL	60601
(ADDRESS) Number and Street	City	State		Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

[X]	(a)	**Facing Page**
[X]	(b)	**Statement of Financial Condition**
[ ]	(c)	**Statement of Income (Loss)**
[ ]	(d)	**Statement of Cash Flows**
[ ]	(e)	**Statement of Changes in Stockholder's Equity**
[ ]	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
[ ]	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
[ ]	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
[ ]	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
[ ]	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the *Computation for Determination of* the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
[ ]	(k)	**A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)**
[X]	(l)	**An Oath or Affirmation**
[ ]	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
[ ]	(n)	**Independent auditors report on internal accounting control.**
[ ]	(o)	**Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts**
[ ]	(p)	**Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act**
[ ]		

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Consolidated Financial Condition
Supplemental Report on Internal Control
See also PUBLIC report filed simultaneously herewith:
Commodity Exchange Act:
Statement of Consolidated Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Schedule of Segregation Requirements and Funds in Segregation
- Customers' Regulated Commodity Futures and Options Accounts

Schedule of Secured Amounts and Funds Held in Separate Accounts for
- Foreign Futures and Foreign Option Customers

Supplemental Report on Internal Control

OATH OR AFFIRMATION

STATE OF ILLINOIS)
COUNTY OF COOK) SS:

I, Michael J. Smyth, being duly authorized and sworn, affirm that I am an officer of Harris*direct* LLC and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of the Company for the year ended December 31, 2004 are true and correct. I further represent that neither the Limited Liability Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Michael J. Smyth
Chief Financial Officer

Subscribed and sworn to before me
this 24th day of February, 2005.

Notary Public

"OFFICIAL SEAL"
Barbara A. Miskowicz
Notary Public, State of Illinois
My Commission Exp. 01/23/2007

HARRIS*direct* LLC

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Financial Statements	3

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Member
Harris*direct* LLC:

We have audited the accompanying statement of financial condition of Harris*direct* LLC (the Company) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Harris*direct* LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2005

HARRIS*direct* LLC

Statement of Financial Condition

December 31, 2004

(In thousands)

Assets		
Cash and cash equivalents	$	2,871
Securities purchased under agreements to resell		147,197
Receivable from clearing broker-dealer and clearing organizations (net of allowance of $735)		986
Furniture, equipment, software, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $6,784)		13,307
Intangible assets, net of accumulated amortization of $28,576		69,929
Deferred tax asset		159,046
Accounts receivable and other assets		4,098
Total assets	$	397,434
Liabilities and Member's Equity		
Liabilities:		
Accrued compensation and related benefits	$	11,958
Accounts payable and accrued expenses		14,609
Total liabilities before subordinated liabilities		26,567
Liabilities subordinated to claims of general creditors		44,500
Total liabilities		71,067
Member's equity:		
Paid-in-capital		409,732
Accumulated deficit		(83,365)
Total member's equity		326,367
Total liabilities and member's equity	$	397,434

See accompanying notes to statement of financial condition.

(1) Nature of Operations and Significant Accounting Policies

(a) Organization and Basis of Presentation

Harris*direct* LLC (the Company) is a registered broker-dealer subject to regulation by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD) and is also a member of the Chicago Stock Exchange. Effective April 1, 2004, the Company legally changed its name from Harris Investor Services, LLC to Harris*direct* LLC.

The Company is in the business of providing brokerage services for retail customers, principally through online systems. Pursuant to a clearing agreement between the Company and its clearing broker, Pershing, a wholly owned subsidiary of the Bank of New York Company, Inc., all securities transactions are cleared on a fully disclosed basis. Under the agreement, Pershing provides the Company with certain back office support and clearing services on all principal exchanges. The Company offers to its customers a wide variety of investment research, news, quotes, charts, and other tools.

The Company is 100% owned by Harris Financial Corp. (the Parent), a wholly owned subsidiary of the BMO Financial Group (the Ultimate Parent), a Canadian bank. The Parent changed its name from Bankmont Financial Corp. to Harris Financial Corp. in January 2004.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and highly liquid securities with original maturities at the date of purchase of three months or less. Cash and cash equivalents includes $144,000 of cash segregated for the benefit of customers (in accordance with NASD guidance on mutual fund breakpoint reserves).

(d) Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell (resale agreements) are accounted for as collateralized financing transactions and are carried at their contractual amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or greater than the principal amount loaned under resale agreements. The Company monitors the market value of the underlying securities relative to the amounts due under the agreements and, when necessary, requires prompt transfer of additional collateral or a reduction in the principal amounts loaned under the resale agreements in order to maintain contractual margin protection.

Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the event of a default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

(Continued)

(e) ***Receivable from Clearing Broker-dealer and Clearing Organizations***

Receivable from clearing broker-dealer and clearing organizations consists of a cash deposit of $250,000, revenues earned and expenses incurred from customer transactions conducted through the clearing broker which are settled on a net basis, and net of an estimated allowance for doubtful accounts. The allowance for doubtful accounts balance approximates the total amount of customer unsecured debit balances outstanding more than three months. Additionally, the receivable includes deposits held by the clearing organization.

(f) ***Furniture, Equipment, Software, and Leasehold Improvements***

Furniture, equipment, software, and leasehold improvements are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets ranging from three to ten years. The Company capitalizes purchased software and other costs relating to software developed for internal use in accordance with SOP 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

(g) ***Intangible Assets***

Intangible assets represent the excess purchase price of customer accounts from an online retail brokerage company over tangible assets acquired and are amortized over the sum-of-years digits basis over the estimated life of the customer accounts of 15 years. At December 31, 2004, the intangible asset balance of $69,929,000 consists of $98,505,000 in original cost value less $28,576,000 in accumulated amortization.

(h) ***Income Taxes***

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using enacted tax rates and laws.

The Company is a Delaware limited liability company which has elected, for Federal and state tax purposes, to be taxed as a corporation and is included in the consolidated Federal income tax return which includes the Parent and affiliates. Under the terms of a tax sharing agreement, the Company calculates Federal income taxes as if it were a separate company. The Company files separate tax returns in certain states as well as consolidated tax returns in other states.

(2) Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values. The carrying amount of subordinated liabilities closely approximates fair value based upon market rates of interest available to the Company.

(3) **Liabilities Subordinated to Claims of General Creditors**

At December 31, 2004, liabilities subordinated to claims of general creditors consist of a $44.5 million floating rate subordinated loan agreement with the Parent, due June 30, 2008. Interest on the subordinated loan is based on 90-day LIBOR.

Subordinated borrowings are included in the computation of net capital. In September 2004, the Company made payments to the Parent which reduced the borrowings by $42.5 million from the original loan agreement of $87 million. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements and requirements pursuant to the clearing agreement, the subordinated loan may not be repaid.

(4) **Commitments and Contingencies**

The Company leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2016. Certain of the leases contain renewal options and provisions for rent escalations based on increase in costs incurred by the lessor. Minimum required rental payments under these lease obligations, including taxes and operating expenses, are as follows:

The Company has legal contingencies in the amount of $4 million at December 31, 2004 in matters arising out of its activities as a broker-dealer in securities. This contingency is included in the accounts payable and accrued expenses on the statement of financial condition.

Year ending December 31:		
2005	$	5,450,000
2006		5,578,000
2007		5,449,000
2008		4,665,000
2009		3,761,000
Thereafter		7,984,000
Total	$	32,887,000

(5) **Furniture, Equipment, Software, and Leasehold Improvements**

At December 31, 2004, fixed assets consist of the following:

	Estimated useful life, in years		Cost	Accumulated depreciation/ amortization	Net book value
Furniture	5	$	572,000	(307,000)	265,000
Equipment	3 – 5		3,008,000	(2,246,000)	762,000
Software	3 – 5		6,723,000	(731,000)	5,992,000
Leasehold improvements	7 – 10		9,788,000	(3,500,000)	6,288,000
		$	20,091,000	(6,784,000)	13,307,000

(Continued)

(6) Income Taxes

The acquisition of CSFBdirect in 2002 was accounted for under the purchase method of accounting. For financial reporting purposes, the Parent did not "push down" the purchase price and related purchase accounting adjustments to the Company. For tax purposes, the acquisition is being treated as a purchase of CSFBdirect's net assets. Accordingly, while the Company's financial reporting bases of its assets and liabilities did not change, the tax bases of its assets and liabilities were adjusted. The tax effects of the changes in the tax bases of CSFBdirect's assets and liabilities, caused by the acquisition by the Parent, are reflected as a deferred tax asset with an offsetting credit to member's equity on the statement of financial condition.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 are presented below:

Gross deferred tax assets:	
Deferred employee compensation	$ 683,226
Allowance for losses	158,545
Employee benefit plans	467,735
Accrued expenses	2,039,775
Amortizable intangibles	166,016,093
State net operating loss carryforwards	2,681,250
Gross deferred tax assets	172,046,624
Valuation allowance	(12,410,851)
Deferred tax asset, net of valuation allowance	159,635,773
Gross deferred tax liabilities:	
Depreciation and amortization	(589,477)
Gross deferred tax liabilities	(589,477)
Net deferred tax asset	$ 159,046,296

The difference in financial reporting and tax bases of assets and liabilities from certain acquisitions (BCL Securities, CSFBdirect, and Morgan Stanley's online customer accounts) have resulted in federal and state deferred tax assets of approximately $155,884,000 and $10,132,000, respectively, as of December 31, 2004. A valuation allowance has been established for $9,561,000 of the state deferred tax asset due to the uncertainty of its realization.

A valuation allowance of $12.4 million exists at December 31, 2004 to offset deferred tax assets related to the Company's state tax loss carryforwards and certain state deferred tax assets as noted above. Management believes that the realization of the deferred tax assets, with the exception of state tax loss carryforwards and certain state deferred tax assets to which a valuation allowance exists, is more likely than not based on expectations as to the Parent's consolidated future taxable income. If unused, the state tax loss carryforwards of approximately $50 million will expire in varying amounts in the years 2007 through 2024.

(Continued)

(7) Related Parties

Cash and cash equivalents include balances of $2,871,000 maintained at Harris Trust and Savings Bank, an affiliate.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with subsidiaries of the Parent. As of December 31, 2004, such investments amounted to $147,197,000.

The Company may enter into agreements with entities related through common ownership for various support services. At December 31, 2004, accounts payable and accrued expenses include $729,000 in amounts payable to affiliates for intercorporate service fees. As discussed in note 3, the Company has a subordinated loan with the Parent.

At December 31, 2004, other assets include $302,000 in receivables from affiliates. The receivable results from shared occupancy related expenses with affiliates in which the Company is the primary leaseholder.

(8) Employee Benefit Plan

The Company is one of the sponsors of various noncontributory pension plans of the Ultimate Parent, in which the Company's employees are eligible to participate.

For those employees participating in retirement plans, all are included in a primary plan (the plan). The plan's benefit formula is an account-based formula which is based upon eligible pay, age, and length of service.

The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum. For 2004, cumulative contributions from all plan sponsors were less than the amount recorded as pension expense for financial reporting purposes.

The Company is one of the sponsors of the Ultimate Parent's post-retirement medical plan (the medical plan) which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Company, in accordance with the policies of the Ultimate Parent, has elected to defer its accumulated post-retirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2004, the unrecognized transition obligation for all sponsors of the medical plan approximates $16.3 million.

(Continued)

(9) Off-balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's clearing broker makes loans to the Company's customers which are collateralized by customer securities. The clearing broker extends credit for the customer margin accounts introduced by the Company. In permitting the customers to purchase securities on margin, the clearing broker is exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing broker. The Company's agreement with the clearing broker requires the Company to reimburse the clearing broker for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearance agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

(10) Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company claims exemption from Rule 15c3-3 of the SEC per paragraph (k)(2)(ii) of the Rule on the basis that the broker-dealer does not carry customer accounts. The Company's required net capital shall not be less than $250,000. At December 31, 2004, the Company's net capital of $124,841,000 was in excess of the minimum requirement by $124,591,000.

In accordance with the clearing agreement, the Company also maintains minimum net capital of no less than 20% of its customer margin debit balances. If the clearing broker's net capital percentage of its aggregate debit items is less than the Company's percentage, the Company is permitted to reduce its minimum net capital to the same percentage level of its clearing broker.